NEWS RELEASE

PARAMOUNT ENERGY TRUST ADVISES OF TYPOGRAPHICAL CORRECTION TO THE 2007 YEAR-END RESERVES INFORMATION

Calgary, Alberta - February 11, 2008 (TSX – PMT.UN) Paramount Energy Trust (“PET” or the “Trust”) advises of a correction to the press release dated February 11, 2008.  In the press release the amounts in the NPV Summary table are stated to be in millions of dollars, which was in error; rather, the amounts stated are in thousands of dollars.  The corrected table is shown below and the full correct reserves information is available at www.paramountenergy.com.

NET PRESENT VALUE SUMMARY

PET’s light and medium oil, natural gas and natural gas liquids reserves were evaluated by McDaniel using McDaniel’s product price forecasts effective January 1, 2008 prior to provision for income taxes, interest, debt service charges and general and administrative expenses.  The following table summarizes the net present value (“NPV”) of cash flow at January 1, 2008, assuming various discount rates. It should not be assumed that the discounted future net cash flows estimated by McDaniel represent the fair market value of the potential future production revenue of the Trust.

NPV of Cash Flow Using McDaniel January 1, 2008 Forecast Prices and Costs

NI 51-101 Net Interest	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
($000’s)
Proved Producing	1,056,412	883,487	772,606	692,366	630,582
Proved Non-Producing	(429)	9,395	11,426	11,147	10,223
Proved Undeveloped	114,044	79,116	55,088	38,282	26,338
Total Proved	1,170,026	971,998	839,120	741,795	667,142
Total Probable	767,480	508,989	361,855	270,622	210,875
Total Proved and Probable	1,937,507	1,480,986	1,200,975	1,012,416	878,018

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”).  Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of the Trust’s Management’s Discussion and Analysis.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), a Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B", and "PMT.DB.C" respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

E-mail: info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.